# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZoomInfo Technologies Inc., CIK 0001794515
CUSIP: 98980F104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 330 W Columbia Way, Floor 8, Vancouver, Washington (WA), 98660
Date of event which requires filing of this statement: 01/12/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001127685

## Reporting persons
- Ahmet H. Okumus: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); sole voting power 9,000,000; shared voting power 12,605,149; sole dispositive power 9,000,000; shared dispositive power 12,605,149; aggregate amount beneficially owned 21,605,149 (7.1% of the class)

## Item 1. Issuer
Name of issuer: ZoomInfo Technologies Inc.
Address of issuer's principal executive offices: 330 W Columbia Way, Floor 8, Vancouver, Washington 98660

## Item 2. Person Filing
Name of person filing: Ahmet H. Okumus
Address of principal business office or, if none, residence:
Ahmet H. Okumus
c/o RPD Fund Management LLC
599 Lexington Avenue, 47th Floor
New York, New York 10022
United States of America
Citizenship: Turkey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 21,605,149
Percent of class: 7.1%
Sole power to vote or to direct the vote: 9,000,000
Shared power to vote or to direct the vote: 12,605,149
Sole power to dispose or to direct the disposition: 9,000,000
Shared power to dispose or to direct the disposition: 12,605,149

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: A portion of the securities reported in this Schedule 13G are directly owned by advisory clients of RPD Fund Management LLC, an investment adviser for which Ahmet H. Okumus serves as Managing Member. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, par value $0.01 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ahmet H. Okumus: /s/ Ahmet H. Okumus, Ahmet H. Okumus (02/17/2026)
Comment: * The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.